Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

January 28, 2002

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Mining Corporation, dated January 28, 2002.

Yours very truly,

RHONDA MINING CORPORATION

dw 2/26

Ashlea Young,
Administrative Assistant

Enclosures (3)

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4296 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR (IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER): DAY 18 MONTH 01 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: GLEN ROBERT

NO. 604 STREET MACEWAN DRIVE NW APT

CITY: CALGARY

PROV.: ALBERTA POSTAL CODE: T3K3J9

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☒ UNITED STATES
☐ NASDAQ
☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	1,046,500	18 01 02	10		55,500	.43		991,000	0	
Option on Common								610,000	0	
Warrant on Common								450,000	0	
Common								1,387,000	1	Unibanco Financial
Warrant on Common								1,300,000	1	Unibanco Financial
Common								10,800	1	Genesport Limited
Common								5,000	1	In Trust for [illegible]
Common								25,000	1	John E[illegible]

ATTACHMENT ☒ YES ☐ NO Page of

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 H8 — 164 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GLEN R. ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 28 MONTH 01 YEAR 02

INSIDER REPORT
(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 1 8 0 1 0 2

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: GLEN ROBERT

NO. 604 STREET MACEWAN DRIVE NW APT

CITY: CALGARY

PROV.: ALBERTA POSTAL CODE: T3K 3J9

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [X]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [X] UNITED STATES
  - [ ] NASDAQ
  - [X] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,046,500	18 01 02	10		55,500	.43		991,000	0	
OPTION ON COMMON								610,000	0	
WARRANT ON COMMON								450,000	0	
COMMON								1,387,000	1	Unibanco Financial
WARRANT ON COMMON								1,300,000	1	Unibanco Financial
COMMON								16,800	1	Gencorp(?) Limited
COMMON								5,000	1	In Trust for [illegible]
COMMON								25,000	1	John [illegible]

ATTACHMENT [X] YES [ ] NO Page of

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H8 — 164 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GLEN R. ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 28 01 02

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 18 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: GLEN ROBERT

NO.: 604 STREET: MACEWAN DRIVE NW APT:

CITY: CALGARY

PROV.: ALBERTA POSTAL CODE: T3K 3J9

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☒ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,046,500	18 01 02	10		55,500	.43		991,000	0	
OPTION ON COMMON								610,000	0	
WARRANT ON COMMON								450,000	0	
COMMON								1,387,000	1	Unibanco Financial
WARRANT ON COMMON								1,300,000	1	Unibanco Financial
COMMON								16,900	1	Greenpoint Limited
COMMON								5,000	1	In Trust for [illegible]
COMMON								25,000	1	John Eckart

ATTACHMENT ☒ YES ☐ NO Page of

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 H6 — 164 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GLEN R. ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 28 01 02

Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

January 24, 2002

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Mining Corporation, dated January 24, 2002.

Yours very truly,

RHONDA MINING CORPORATION

Ashlea Young,
Administrative Assistant

Enclosures (3)

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 03 01 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STOETERAU

GIVEN NAMES: JUDITH ANN

NO. STREET APT: 3 Canso Green SW

CITY: Calgary

PROV.: Alberta POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☑ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☑ UNITED STATES
  - ☐ NASDAQ
  - ☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Op Com								350,000		
Wa Com								250,000		
Common	418,500	17 01 02	10	173,000		.40		591,500	D	
		18 01 02	10		173,000	.43		418,500	D	

RECEIVED FEB 20 2002 WASH. D.C. 143

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 H8 — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. *It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JUDITH ANN STOETERAU

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 01 02

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 03/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: ___

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STOETERAU

GIVEN NAMES: JUDITH ANN

NO. / STREET / APT: 3 Canso Green SW

CITY: Calgary

PROV.: Alberta POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☑ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☑ UNITED STATES
  - ☐ NASDAQ
  - ☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Op Com								350,000		
War Com								250,000		
Common	418,500	17/01/02	10	173,000		.40		591,500	D	
		18/01/02	10		173,000	.43		418,500	D	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JUDITH ANN STOETERAU

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 24/01/02

SEC PROCESSING RECEIVED FEB 20 2002 WASH. D.C.

FIN 2036 Rev. 95/2/22 H B — 164 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE